FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2006

HOLMES FINANCING (No 9) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . .

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2006 to 08 March 2006

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	397,199	29,981,465
Replenishment	14,272	1,453,606
Repurchased	(6,822)	(591,591)
Redemptions	(8,938)	(866,491)
Losses	(36)	(89)
Capitalised Interest	0	3,368	( * see below )
Other Movements	0	0
Carried Forward	395,675	29,980,268

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,158,011	91,235,786
Repurchased	(363,757)	(27,355,962)
Redemptions	(512,867)	(40,437,607)
Losses	(903)	(1,772)
Capitalised Interest	0	140,609	( * see above )
Other Movements	0	0
Carried Forward	395,675	29,980,268

	Trust Payment Rate (CPR)	Annualised Trust Payment Rate (CPR)
1 Month	4.86%	45.02%	( including
3 Month	14.41%	46.33%	redemptions and
12 Month	47.16%	47.16%	repurchases )

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2006 to 08 March 2006

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles
Weighted Average Seasoning	37.44	months
Weighted Average Loan size	£75,769.93
Weighted Average LTV	66.69%	*** (see below)
Weighted Average Indexed LTV	53.61%	using Halifax House Price Index
Weighted Average Indexed LTV	52.13%	using Nationwide House Price Index
Weighted Average Remaining Term	17.86	Years

Product Type Analysis	£000's	%
Variable Rate	10,130,333	33.79%
Fixed Rate	6,367,809	21.24%
Tracker Rate	13,482,127	44.97%
	29,980,268	100.00%

As at 08 March 2006 approximately 12.25% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	5,138,618	17.14%
Interest Only	5,648,282	18.84%
Repayment	19,193,368	64.02%
	29,980,268	100.00%

As at 08 March 2006 approximately 15.20% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	21,483,860	71.66%
Remortgage	8,496,408	28.34%
	29,980,268	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 September 2005	6.50%
01 September 2004	6.75%
01 July 2004	6.50%
01 June 2004	6.25%

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2006 to 08 March 2006

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis
Region	Number	£000's	%
East Anglia	16,141	1,142,169	3.81%
East Midlands	21,365	1,418,463	4.73%
Greater London	68,091	6,573,120	21.92%
North	16,983	951,051	3.17%
North West	44,682	2,720,324	9.07%
Scotland	26,021	1,483,339	4.95%
South East	102,354	9,152,643	30.53%
South West	30,778	2,322,278	7.75%
Wales	18,253	1,068,537	3.56%
West Midlands	26,256	1,706,210	5.69%
Yorkshire and Humberside	24,410	1,423,794	4.75%
Unknown	341	18,340	0.06%
Total	395,675	29,980,268	100.00%

Original LTV Bands

Range	Number	£000's	%	Average Seasoning
0.00 - 25.00	22,002	921,827	3.07%	29.07
25.01 - 50.00	93,710	5,765,401	19.23%	31.21
50.01 - 75.00	151,904	12,680,796	42.30%	33.51
75.01 - 80.00	18,664	1,647,731	5.50%	39.71
80.01 - 85.00	22,799	2,122,860	7.08%	38.74
85.01 - 90.00	39,390	3,722,338	12.42%	39.02
90.01 - 95.00	47,206	3,119,315	10.40%	57.79
Total	395,675	29,980,268	100.00%	37.44

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2006 to 08 March 2006

All values are in thousands of pounds sterling unless otherwise stated

Arrears
Band	Number	Principal	Overdue	%
Current	385,133	29,118,921	(3,386)	97.17%
1.00 - 1.99 months	5,327	452,910	3,789	1.51%
2.00 - 2.99 months	2,161	162,707	2,556	0.54%
3.00 - 3.99 months	1,121	85,447	1,849	0.29%
4.00 - 4.99 months	563	43,284	1,236	0.14%
5.00 - 5.99 months	382	28,912	1,028	0.10%
6.00 -11.99 months	693	54,981	2,742	0.18%
12 months and over	77	6,080	618	0.02%
Properties in Possession	218	15,001	1,593	0.05%
Total	395,675	29,968,243	12,025	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	14,267,617	15,713,848
Replenishment of Assets	0	1,453,606
Acquisition by Funding	0	0
Distribution of Principal Receipts	0	(1,458,082)
Allocation of Losses	(42)	(47)
Share of Capitalised Interest	1,603	1,765
Payment Re Capitalised Interest	(1,603)	1,603
Balance Carried Forward	14,267,575	15,712,693

Carried Forward Percentage	47.58989%	52.41011%

Minimum Seller Share	1,485,304	4.95%

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2006 to 08 March 2006

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger
	£000's
Brought Forward	444,371
Additional Amounts Accumulated	0
Payment of Notes	0
Carried Forward	444,371

Target Balance	190,014	payable on 18th April 2006
	254,357	payable on 15th December 2006
	444,371

Excess Spread *
Quarter to 15/01/06	0.5407%
Quarter to 15/10/05	0.4882%
Quarter to 15/07/05	0.2536%
Quarter to 15/04/05	0.2725%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 17/01/2006	£264,000,000.00	£0.00	£0.00
Required Amount as at 17/01/2006	£264,000,000.00	£0.00	£0.00
Percentage of Notes	1.79%	0.00%	0.00%

Properties in Possession

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2006 to 08 March 2006

All values are in thousands of pounds sterling unless otherwise stated

Stock
	Current Period
	Number	£000's
Brought Forward	222	16,581
Repossessed in Period	34	7,443
Sold in Period	(38)	(7,430)
Carried Forward	218	16,594

	Cumulative
	Number	£000's
Repossessed to date	1,120	115,305
Sold to date	(902)	(98,711)
Carried Forward	218	16,594

Repossession Sales Information
Average time Possession to Sale	95	Days
Average arrears at time of Sale	£4,581

MIG Claim Status **
	Number	£000's
MIG Claims made	199	1,396

**On the 14th October 2005, Abbey exercised its right to cancel all relevant MIG policies and therefore, none of the mortgage loans in the portfolio are currently covered by a MIG policy.

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343232 / 344602 / 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2006 to 08 March 2006

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 3 Class A1	Holmes Financing No. 1	AAA/Aaa/AAA	£375,000,000	4.59625%	0.26%
Series 3 Class A2	Holmes Financing No. 1	AAA/Aaa/AAA	€ 320,000,000	2.50700%	0.26%
Series 3 Class B	Holmes Financing No. 1	AA/Aa3/AA	£24,000,000	4.59625%	0.45%
Series 3 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£30,000,000	4.59625%	1.60%
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	4.59625%	0.62%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	4.59625%	1.75%
Series 3 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	£250,000,000	4.59625%	0.24%
Series 3 Class B	Holmes Financing No. 2	AA/Aa3/AA	£19,000,000	4.59625%	0.45%
Series 3 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	£25,000,000	4.59625%	1.50%
Series 4 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	€ 500,000,000	2.50700%	0.27%
Series 4 Class B	Holmes Financing No. 2	AA/Aa3/AA	€ 21,000,000	2.50700%	0.50%
Series 4 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	€ 35,000,000	2.50700%	1.60%
Series 3 Class A	Holmes Financing No. 3	AAA/Aaa/AAA	€ 805,000,000	2.50700%	0.24%
Series 3 Class B	Holmes Financing No. 3	AA/Aa3/AA	€ 24,000,000	2.50700%	0.40%
Series 3 Class C	Holmes Financing No. 3	BBB/Baa2/BBB	€ 50,000,000	2.50700%	1.50%
Series 2 Class A	Holmes Financing No. 4	AAA/Aaa/AAA	€ 800,000,000		5.05%
Series 2 Class B	Holmes Financing No. 4	AA/Aa3/AA	€ 35,800,000	2.50700%	0.40%
Series 2 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	€ 53,800,000	2.50700%	1.45%
Series 3 Class A1	Holmes Financing No. 4	AAA/Aaa/AAA	£550,000,000	4.59625%	0.23%
Series 3 Class A2	Holmes Financing No. 4	AAA/Aaa/AAA	$410,000,000	4.60000%	0.23%
Series 3 Class B	Holmes Financing No. 4	AA/Aa3/AA	$34,500,000	4.60000%	0.44%
Series 3 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	$49,500,000	4.60000%	1.30%
Series 4 Class A	Holmes Financing No. 4	AAA/Aaa/AAA	CHF 850,000,000		3.50%
Series 4 Class B	Holmes Financing No. 4	AA/Aa3/AA	£11,000,000	4.59625%	0.43%
Series 4 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	£19,000,000	4.59625%	1.50%
Series 3 Class A 1	Holmes Financing No. 5	AAA/Aaa/AAA	€ 600,000,000		4.25%
Series 3 Class A 2	Holmes Financing No. 5	AAA/Aaa/AAA	£500,000,000	4.59625%	0.23%
Series 3 Class B	Holmes Financing No. 5	AA/Aa3/AA	€ 53,000,000	2.50700%	0.40%
Series 3 Class C	Holmes Financing No. 5	BBB/Baa2/BBB	€ 76,000,000	2.50700%	1.47%
Series 3 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	€ 1,000,000,000	2.50700%	0.24%
Series 3 Class B	Holmes Financing No. 6	AA/Aa3/AA	€ 34,000,000	2.50700%	0.50%
Series 3 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	€ 57,000,000	2.50700%	1.50%
Series 4 Class A 1	Holmes Financing No. 6	AAA/Aaa/AAA	$1,000,000,000	4.60000%	0.24%
Series 4 Class A 2	Holmes Financing No. 6	AAA/Aaa/AAA	CHF 300,000,000		2.50%
Series 4 Class B	Holmes Financing No. 6	AA/Aa3/AA	$40,000,000	4.60000%	0.52%
Series 4 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$69,000,000	4.60000%	1.55%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	4.59625%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	4.59625%	0.52%
Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	4.59625%	1.55%
Series 2 Class B	Holmes Financing No. 7	AA/Aa3/AA	$37,500,000	4.60000%	0.35%
Series 2 Class C	Holmes Financing No. 7	BBB/Baa2/BBB	$63,750,000	4.60000%	0.80%
Series 3 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$500,000,000	4.60000%	0.23%
Series 3 Class B	Holmes Financing No. 7	AA/Aa3/AA	£15,000,000	4.59625%	0.50%

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2006 to 08 March 2006

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 3 Class M	Holmes Financing No. 7	A/A2/A	£20,000,000	4.59625%	0.80%
Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	2.50700%	0.26%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	4.59625%	0.26%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	2.50700%	0.53%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	2.50700%	0.80%
Series 2 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	$1,500,000,000	4.60000%	0.08%
Series 2 Class B	Holmes Financing No. 8	AA/Aa3/AA	$51,000,000	4.60000%	0.17%
Series 2 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	$87,000,000	4.60000%	0.72%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	2.50700%	0.15%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	2.50700%	0.27%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	2.50700%	0.85%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	4.59625%	0.15%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	4.60000%	0.14%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	4.59625%	0.30%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	4.59625%	0.90%
Series 1 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$1,740,000,000	4.53599%	-0.03%
Series 2 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$2,175,000,000	4.53599%	0.06%
Series 3 Class A1	Holmes Financing No. 9	AAA/Aaa/AAA	€ 740,000,000	2.50100%	0.10%
Series 3 Class A2	Holmes Financing No. 9	AAA/Aaa/AAA	£400,000,000	4.64000%	0.09%
Series 4 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	£600,000,000	4.64000%	0.09%

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2006 to 08 March 2006

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8	Holmes 9
02Q3	-	703	-	-	352	-	-	-	-
02Q4	-	-	-	-	352	-	-	-	-
03Q1	-	-	750	-	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-	-
03Q4	-	176	-	191	-	481	-	-	-
04Q1	-	176	-	191	-	-	241	-	-
04Q2	-	176	-	191	-	-	241	-	-
04Q3	-	176	-	191	-	-	-	-	-
04Q4	-	-	-	-	698	-	-	-	-
05Q1	-	-	750	-	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001	-
05Q3	650	-	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8	Holmes 9
06Q1	-	-	-	-	-	-	-	-	-
06Q2	-	125	-	-	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-	-	-
06Q4	-	-	-	350	875	-	-	-	-
07Q1	-	-	-	-	-	-	161	812	1,018
07Q2	-	-	-	-	-	634	161	-	-
07Q3	575	-	-	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-	-	-
08Q1	-	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221	-
08Q3	-	-	-	-	-	-	-	221	1,272
08Q4	-	-	-	-	-	-	-	221	-
09Q1	-	-	-	-	-	-	-	1,171	-
09Q2	-	-	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-	-	453
10Q2	-	-	-	-	-	-	-	-	453
10Q3	250	-	-	-	-	-	-	-	600
10Q4	-	-	-	-	-	-	-	-	-

Holmes Financing No 9 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 February 2006 to 08 March 2006

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 9) PLC

Dated: 22nd March 2006	By / s / Karen Carson
(Authorised Signatory)